EXHIBIT 99.1

2018 Annual General Meeting-Notice Amendment

Dear Shareholder,

You were recently sent your proxy materials for Golar LNG Limited's Annual General Meeting being held on September 26, 2018. Within the proxy statement you physically received or were sent instructions on how to view, Mr. Stolt-Nielsen was omitted from the disclosure information regarding independent directors on page 3.

The second paragraph under "Company Proposals" on page 3 should fully read:

Mr. Rabun, Mr. Steen, Ms Wheeler Naess, Mr. Egeli and Mr. Stolt-Nielsen meet the independence standards for directors established by the United States Securities and Exchange Commission and by the NASDAQ Stock Market on which the Company is listed.

Thank you for your attention to this matter, your vote is very important to us.

Yours Faithfully

Golar LNG Limited

September 11, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Graham Robjohns

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)